Date: April 12, 2012	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: ALDERON IRON ORE CORP.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	02/05/2012
Record Date for Voting (if applicable) :	02/05/2012
Beneficial Ownership Determination Date :	02/05/2012
Meeting Date :	06/06/2012
Meeting Location (if available) :	TBA

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	01434T100	CA01434T1003

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ALDERON IRON ORE CORP.